AM 3-17-2004

VR 3-18-04

04015988

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23604

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.D. SEIBERT & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 WEST NINTH STREET
(No. and Street)

CINCINNATI (City) OHIO (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. DAVID SEIBERT (513) 241-8888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARK, SCHAEFER, HACKETT & CO.
(Name – *if individual, state last, first, middle name*)

105 EAST FOURTH STREET (Address) CINCINNATI, (City) OHIO (State) 45202-4093 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR - 1 2004 WASH, D.C. SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AM 3/25.2

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

OATH OR AFFIRMATION

I, J. David Seibert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of J.D. Seibert & Company, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL STATE OF OHIO

SHIRLEY J. KALTI
Notary Public, State of Ohio
My Commission Expires 09-11-06

J. David Seibert
Signature

President, Secretary and Treasurer
Title

Shirley J. Kalti
Notary Public 2/25/04

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
[redacted]
☒ (l) An Oath or Affirmation.
[redacted]
☒ (o) Independent Auditor's Supplemental Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).

J.D. SEIBERT & COMPANY, INC.

Statement of Financial Condition

December 31, 2003
with
Report of Independent Auditors

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
J. D. Seibert & Company, Inc.

We have audited the accompanying statement of financial condition of J.D. Seibert & Company, Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of J. D. Seibert & Company, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 11, 2004

J.D. SEIBERT & COMPANY, INC.

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$ 69,818
Marketable securities, at market value	365,636
Receivable from clearing broker	69,932
Prepaid expenses and other assets	9,605
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation of $145,422	29,807
	$ 544,798

Liabilities and Shareholders' Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 7,154
Shareholders' equity:	
Voting common stock, no par value, 500 shares authorized, 100 shares issued and outstanding	100
Non-voting common stock, no par value, 2000 shares authorized, 400 shares issued and outstanding	400
Additional paid-in capital	10,000
Retained earnings	527,144
Total shareholders' equity	537,644
	$ 544,798

See accompanying notes.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statements
December 31, 2003

1. Summary of significant accounting policies and nature of business

Nature of business - J.D. Seibert & Company, Inc. (the Company) is registered as a broker-dealer under the examining authority of the National Association of Security Dealers. The Company, on a fully disclosed basis, clears customer transactions through an unaffiliated broker-dealer which also maintains the customer accounts.

Concentrations of credit risk - The Company has a retail and institutional customer base located generally in Ohio, Indiana and Kentucky. Under the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event customers are unable to fulfill contractual obligations.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable securities - Marketable securities consist of common stock and a U.S. Treasury Note, and are stated at market value. The resulting difference between cost and market is included in income. The first-in, first-out method is used to determine realized gains or losses.

Depreciation - Furniture, equipment and leasehold improvements are depreciated on principally accelerated methods over the estimated lives of five to thirty-nine years.

Revenue recognition - The Company records revenues and expenses (commissions and brokerage expenses) directly related to security transactions on a settlement date basis, which approximates trade date basis.

Advertising expense - The Company expenses advertising costs when incurred.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statements
December 31, 2003

1. **Summary of significant accounting policies and nature of business (continued)**

Income taxes - The Company has elected, by consent of its shareholders, to be taxed as an S Corporation under the related provisions of the Internal Revenue Code. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statements since the tax liability is that of the Company's shareholders and not of the Company. However, the Company is located in a city in which income is taxed at the corporate level.

2. **Related party transaction**

The Company leases its office facility from its President under an agreement expiring December 31, 2006. Under the terms of this agreement, the Company pays all taxes, maintenance and insurance on the facility and a $3,500 monthly rental fee.

3. **Employee benefit plans**

The Company has two qualified, defined contribution plans (a money purchase pension plan and a profit sharing plan) covering substantially all of its employees. Contributions to the money purchase pension plan are required annually based upon a defined formula. Contributions under the profit sharing plan are determined annually by the Board of Directors.

4. **Net capital requirements**

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $415,461 which was $365,461 greater than its required net capital of $50,000.

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Shareholders
J. D. Seibert & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of J. D. Seibert & Company, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve

the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 11, 2004